NEWS RELEASE

Definition Drilling Commences at Pampa El Toro

Cardero Options an Additional 3,600 Hectares of Iron Sands

May 12, 2006

  Symbols:  TSX-Ven.: CDU

     AMEX.: CDY

FSX.: CR5

Cardero Resource Corp. (the "Company" or "Cardero") is pleased to announce that it has commenced a planned seventy-four borehole definition drill campaign at its Pampa El Toro Iron Sands Project, coastal southern Peru.

Cardero's near term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron oxide) bearing sands to support a 20 to 30 year integrated mining operation. Following this strategy, Cardero has focused its initial exploration work on the highest-grade area of the Pampa El Toro target, with additional magnetite-bearing areas within the Company's large claim block to be examined in due course.

The definition drill program will focus on the Toro West area where recent surficial sampling of magnetite-bearing sands defined an approximately 10 km2 area containing 6.3 weight percent (wt%) magnetic concentrate. Within this area are a series of higher-grade core areas (at least 7.5 wt% magnetic minerals), individually up to about 2.7 km2 in size, which cover in total approximately 5.3 km2. These higher-grade areas contain an average of 9.2 wt% magnetic minerals at surface, with average results from individual zones in the range 8.4 to 9.8 wt% magnetic minerals. Iron grades from the initial coarse reconnaissance sampling within this zone ranged from approximately 52% to 61% Fe; assay results from the tighter infill surface sand sampling grid which specifically targeted this area have yet to be received. The area remains partially open to the south and northeast, and additional surface sand sampling, scheduled to occur in conjunction with the recently-begun Toro East infill program, is anticipated to further increase this area.

Following advice from SRK Consulting, a leading global mining and geoscientist consulting firm, the seventy-four borehole program will systematically percussion drill-test an approximately 6.5km2 area of Toro West using a combination of 500 and 250 meter drill centres for a total of 4,440 meters. Of this, an approximately 2.5 km2 area will be tested using 250 metre drill centres. It is anticipated that the drilling program will take approximately 6 to 8 weeks to complete. Borehole sand samples will be processed at Cardero's on-site magnetic separation laboratory and the resultant magnetic concentrates will then be shipped to ACME Laboratories Vancouver for analysis of total iron, titanium, vanadium and related elements.

SRK Consulting has been retained to provide ongoing advice and to complete a 43-101 compliant mineral resource estimate utilizing the data from the drill program. Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

In tandem with the above work program additional metallurgical testing will examine the possibility of increasing the iron grade of the magnetic concentrates. Contingent on SRK’s findings, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study. The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

“Cardero continues to be committed in the long term to project development and mining in Peru", stated Henk Van Alphen, President of Cardero. “As we gather more information, the economic scope of the iron sands project looks increasingly more attractive with discovery of the higher magnetite grades. We are predicting an extremely low cost extraction process. Regionally, we have excellent local infrastructure that includes skilled labour, power, natural gas, and a deep water port.”

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The surface sampling programs on the Iron Sands project were supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Option Agreement with Minera Ataspacas S.A.

Cardero is also pleased to announce that it has agreed to assume, from a private Peruvian company, an option agreement between such company and Minera Ataspacas S.A., an arm’s length private Peruvian company. No consideration is payable to the private Peruvian company. Pursuant to the option agreement, the Company will have the option to acquire an initial 70% interest in 5 mineral sand concessions (3,500 ha total) situated immediately adjacent to the Company’s existing iron sand property. In order to exercise the option, the Company is required to pay a total of USD 2,500,000 over 5 years to December 15, 2010 (of which the initial USD 20,000 has been paid and incur exploration expenditures of not less than USD 250,000 over the same period. Upon the Company having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted. If either party is diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty. If Minera Ataspacas is reduced to the 2% NSR, the Company may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

Cardero is well financed with $14 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, copper and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions and exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.